SEC File No. 812-_____

United States of America

Before the Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of

Northern Lights Fund Trust

80 Arkay Drive, Suite 110

Hauppauge, New York 11788

and

Clark Capital Management Group, Inc.

One Liberty Place, 53rd Floor

1650 Market Street

Philadelphia, Pennsylvania 19103

and

Northern Lights Distributors, LLC

17605 Wright Street

Omaha, Nebraska 68130

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Rule 12d1-2(a)

____________________________________________________________

Please direct all communications concerning this Application to:

Cassandra Borchers, Esq.

Thompson Hine LLP

312 Walnut Street, Suite 1400

Cincinnati, Ohio 45202

513-352-6632 (phone)

513-241-4771 (fax)

with copies to:

James Ash,

Senior Vice President

Gemini Fund Services, LLC

80 Arkay Drive, Suite 110

Hauppauge, New York 11788

(631) 470-2619

______________________________________________________________

This Application (including Exhibits) consists of 17 pages.

UNITED STATES OF AMERICA

Before the SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF Northern Lights Fund Trust, Clark Capital Management, Inc. and Northern Lights Distributors, LLC	: : : : : :	Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Rule 12d1-2(a) SEC File No. 812-______

TABLE OF CONTENTS	Page

I.	INTRODUCTION	4
II.	THE APPLICANTS	4
III.	THE APPLICANTS' PROPOSAL	5
IV.	APPLICABLE LAW AND LEGAL ANALYSIS	5
V.	SUPPORTING PRECEDENT	8
VI.	APPLICANTS' CONDITION	8
VII.	REQUEST FOR ORDER	8
VIII.	PROCEDURAL MATTERS	9
EXHIBIT A	AUTHORIZATION	12
EXHIBIT B	VERIFICATION	15

I. INTRODUCTION

Northern Lights Fund Trust ("NLFT" or the "Trust"), Clark Capital Management Group, Inc. ("CLARK") and Northern Lights Distributors, LLC ("NLD") (collectively, the "Applicants") hereby file this application (the "Application"), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") exempting the Applicants from Rule 12d1-2(a) under the Act.  Applicants1 request the exemption to the extent necessary to permit any existing or future series of the Trust and any other existing or future registered open-end investment company or series thereof that is advised by CLARK2 or any person controlling, controlled by or under common control with CLARK (any such adviser or CLARK, an "Adviser") and that operates, at least in part, as a "fund of funds" (the "Funds") and which invests in other registered open-end investment companies ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act ("Other Investments").  NLD is a Nebraska limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, that serves as the distributor for the Funds that are series of the Trust.  Applicants also request that the order exempt any entity controlling, controlled by or under common control with NLD that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II. THE APPLICANTS

A. The Trust and the Funds

The Trust is organized as Delaware statutory trust and registered under the Act as an open-end management investment company.  The existing Funds are separate series of the Trust, each of which operates, at least in part, as a "fund of funds" that invests, or proposes to invest, in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act.  The Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B. CLARK (The Adviser)

Each Fund has entered or will enter into an investment advisory agreement with CLARK or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund's business affairs, subject to the general oversight of the Trust's board of trustees

_____________________________

1  All entities that currently intend to rely on the requested order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

2  Funds of the Trust for which the Adviser acts as investment adviser are the (i) Navigator Equity Hedged Fund, (ii) Navigator Duration Neutral Municipal Bond Fund,  (iii) Navigator Sentry Managed Volatility Fund, and (iv) Navigator Fixed Income Total return Fund.

("Board").  CLARK, a corporation organized under Pennsylvania law, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and currently serves as investment adviser to each existing Fund.  Any other Adviser will also be registered under the Advisers Act.

III. THE APPLICANTS' PROPOSAL

Each Fund invests, or may invest, in certain Underlying Funds as set forth in its prospectus.  Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the Act no Fund may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds that rely on Sections 12(d)(1)(F) or 12(d)(1)(G).  Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV).  Applicants propose that, subject to the terms and conditions set forth in this Application, the Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.  The Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Funds may invest a portion of their assets in Other Investments.  The opportunity to invest in Other Investments will allow the Funds greater flexibility to meet their investment objectives.  For example, there may be times when using a derivative may allow a Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.  Each Fund would use Other Investments for a purpose that is consistent with the Fund's investment objectives, policies, strategies and limitations.  Consistent with its fiduciary obligations under the Act, each Fund's Board will review the advisory fees charged by the Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets.  Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i)

provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end company or registered unit investment trust if:

(I)

the acquired company and the acquiring company are part of the same group of investment companies;

(II)

the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)

with respect to

(aa)

securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)

securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)

the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F); and

(V)

such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with this subparagraph, as necessary and appropriate for the protection of investors.

In 2006 the Commission adopted Rule 12d1-2 under the Act.3  That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)

Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)

Securities (other than securities issued by an investment company); and

(3)

Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

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3 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act.4  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address."5  The passage of the Rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."6

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7  It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.  Section 6(c) provides as follows:

The Commission,…by order upon application may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of …[the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of …[the Act].

Applicants believe that permitting the Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the

_____________________________

4 See Adopting Release at 17, n. 58.

5 Id. at 17-18.

6 See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

7 See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).

8 See the Report of the Securities and Exchange Commission on the Public Policy Implication of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

concerns underlying the prohibitions in Section 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act," and therefore meets the standards for relief set forth in Section 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.  See Goldman Sachs Trust, et al., File No. 812-14075, Investment Company Rel. Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice) Securian Funds Trust, et al., File No. 812-14091, Investment Company Rel. Nos. 30387 (February 19, 2013) (order) and 30354 (January 22, 2013) (notice);DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos. 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice); Northern Lights  Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.

Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1, Exhibit A-2 and Exhibit A-3 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1, Exhibit B-2 and Exhibit B-3.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

Northern Lights Fund Trust,

on behalf of its series:

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Clark Capital Management Group, Inc.

By:

/s/ Harry J. Clark

Name:

Harry J. Clark

Title:

President, Chairman, CEO

Northern Lights Distributors, LLC

By:

/s/ Brian S. Nielsen

Name:

Brian S. Nielsen

Title:

Chief Executive Officer

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

A-1 through A-3

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-3

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

Secretary's Certificate

I, James Ash, Secretary of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the Hamlet of Hauppauge, County of Suffolk, State of New York, do hereby certify that:

The following is a true and correct copy of the resolutions adopted, approved and ratified by the Board of Trustees of the Trust effective as of March 26, 2014:

RESOLVED, that an application for an exemptive order (the "Application") from the Securities and Exchange Commission (the "SEC"), requesting relief Order, substantially in the form presented at this meeting with such non-material changes as the proper officers of the Trust, in consultation with counsel approve, is hereby approved and adopted as the Trust's Application for an exemptive order; and

FURTHER RESOLVED, that the proper officers of the Trust are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel

IN WITNESS WHEREOF, I have hereupon set may hand this 2nd day of April, 2014.

By:

/s/ James Ash

Name:

James Ash

Title:

Secretary,

Northern Lights Fund Trust

EXHIBIT A-2

Authorization for Clark Capital Management Group, Inc.

President's Certificate

I, Harry J. Clark, President, Chairman and CEO of Clark Capital Management Group, Inc., a Pennsylvania corporation (herein "CLARK"), having its principal place of business in the unincorporated area of the County of Philadelphia, State of Pennsylvania, do hereby certify that: Harry J. Clark is authorized to sign and file this document on behalf of CLARK pursuant to the general authority vested in him as President, Chairman and CEO.

IN WITNESS WHEREOF, I have hereupon set my hand this 13th day of March, 2014.

By:

/s/ Harry J. Clark

Name:

Harry J. Clark

Title:

President, Chairman and CEO

Clark Capital Management Group, Inc.

EXHIBIT A-3

Authorization for Northern Lights Distributors, LLC

President’s Certificate

I, William Wostoupal, President of Northern Lights Distributors, LLC, a Nebraska Limited Liability Company (herein "NLD"), having its principal place of business in the city of Omaha, County of Douglas, State of Nebraska, do hereby certify that: Brian S. Nielsen is authorized to sign and file this document on behalf of NLD pursuant to the general authority vested in him as Chief Executive Officer.

IN WITNESS WHEREOF, I have hereupon set my hand this 13th day of March, 2014.

By:

/s/ William Wostoupal

Name:

William Wostoupal

Title:

President

Northern Lights Distributors, LLC

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Northern Lights Fund Trust

EXHIBIT B-2

Verification for Clark Capital Management Group, Inc.

State of Pennsylvania:

County of Philadelphia County, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Clark Capital Management Group, Inc. ("CLARK"), that he is the President, Chairman, and CEO of CLARK and that all actions of CLARK necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Harry J. Clark

Name:

Harry J. Clark

Title:

President,

Clark Capital Management Group, Inc.

EXHIBIT B-3

Verification for Northern Lights Distributors, LLC

State of Nebraska

County of Douglas, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Distributors, LLC ("NLD"), that he is the Chief Executive Officer of NLD and that all actions of NLD necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Brian S. Nielsen

Name:

Brian S. Nielsen

Title:

Chief Executive Officer

Northern Lights Distributors, LLC

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